U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 57(c) AND 57(i) OF THE INVESTMENT
 COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(1) AND 57(a)(4) AND RULE 17d-l
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INTEGRITY CAPITAL INCOME FUND, INC.

13540 Meadowgrass Drive - Suite 100
Colorado Springs, CO  80921

All Communications, Notices and Orders to:
Randall Rush, Chief Financial Officer
Integrity Capital Income Fund, Inc.
13540 Meadowgrass Drive - Suite 100
Colorado Springs, CO  80921
Telephone: 719-955-4801
Copies to: Theresa M. Mehringer, Esq. Burns, Figa & Will P.C. 6400 S. Fiddler’s Green Circle - Suite 1000 Greenwood Village, CO 80111 Telephone: 303-796-2626

June 29, 2016

I.            Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 57(c) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, and Rule 17d-1 thereunder, permitting certain transactions that otherwise may be prohibited by Sections 57(a)(1) and 57(a)(4) and Rule 17d-1 (collectively, the “Applicants”):

-    Integrity Capital Income Fund, Inc., an externally managed, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act (the “Fund”);

-    Integrity Trust Company, LLC, the investment adviser to the Fund (the “Adviser”); and

-    Integrity Bank & Trust, a Colorado corporation and a first tier affiliate of the Adviser (the “Bank”).

In particular, the relief requested in this application (the “Application”) would allow the Fund to purchase from the Bank short-term loan participation interests (the “Loan Participation Program” as more fully described in Section III.A and B below) that the Fund would otherwise be prohibited from purchasing under Sections 57(a)(1) and 57(a)(4) and the rules under the 1940 Act.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.3  Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.

II.            General Description of Applicants

A.            The Fund

The Fund was incorporated on December 10, 2013, under the laws of the State of Colorado and filed an election on October 28, 2014, to be regulated as a BDC.  The Fund qualified and elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.  The Fund’s current principal place of business is 13540 Meadowgrass Drive, Suite 100, Colorado Springs, CO 80921.

As described in the Fund’s filings with the Commission, the Fund invests principally in debt, equity securities, including convertible preferred securities and other debt securities convertible into equity securities, of primarily non-public U.S.-based companies.  The Fund’s investment objective is to maximize income and capital appreciation.  In accordance with the Fund’s investment objective, the Fund provides capital principally to U.S.-based, private companies with an equity value of less than $250 million.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
3 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

The Board of Directors of the Fund currently consists of four members, three of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”).  No Independent Director will have any direct or indirect financial interest in the purchase of any Loan Participation Interest, other than through an interest (if any) in the securities of the Fund.

B.            The Adviser

The Adviser was organized on October 28, 2015, under the laws of the State of Colorado as a Colorado-chartered non-depository trust company.  As a trust company, the Adviser is exempt from registration as an investment adviser under the Investment Advisers Act of 1940.  The Adviser’s current principal place of business is 13540 Meadowgrass Drive, Suite 100, Colorado Springs, CO 80921.

Subject to the overall supervision of the Fund’s Board of Directors, the Adviser and its Investment Committee (described below) manages the Fund’s day-to-day operations and provides the Fund with investment advisory services.  Under the terms of the advisory agreement between the Fund and the Adviser, the Adviser determines the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes; determines which securities the Fund will purchase, retain or sell; may recommend the incurrence of borrowing; identifies, evaluates and negotiates the structure of the investments the Fund makes; and closes, monitors and services the investments the Fund makes.  Under the advisory agreement, the Fund pays the Adviser for its investment advisory services an annual base management fee based on the Fund’s gross assets, which includes any borrowings, as well as an incentive fee based on the Fund’s performance.

The Adviser’s investment committee consists of seven members (the “Investment Committee”).  The members of the Investment Committee are not employed by the Fund, and receive no compensation from the Fund in connection with their portfolio management activities.  However, three officers of the Fund are employed by the Adviser and members of the Investment Committee are paid by the Adviser for their services to the Adviser.  In addition, officers of the Adviser and members of the Investment Committee may have a financial interest (directly or indirectly) in the Adviser.

C.            The Bank

The Bank was incorporated on July 24, 2003, under the laws of the State of Colorado as a Colorado chartered bank.  The Adviser and the Fund are both controlled subsidiaries of Gemini Bancshares, Inc. of Monument Colorado (“Gemini”).  In addition, certain officers of the Adviser, members of the Investment Committee, and officers of the Fund are employees, officers, and directors of the Bank.  The Bank is subject to certain regulations whereby the Bank often sells loan participation interests in certain commercial real estate loans it holds to other non-affiliated financial institutions.  The Bank’s current principal place of business is 1275 Village Ridge Pt., Monument, CO 80132.

III.            Description of Loan Participation Program

A.            Overview of Loan Participation Program

The Bank has a portfolio of commercial real estate loans that it manages.  In order to effectively manage the size and credit concentration of its commercial real estate portfolio and comply with banking regulations, the Bank has historically sold, and continues to sell, loan participation interests in certain commercial real estate loans it holds to non-affiliated, third-party financial institutions.  The material terms of these loan participation interests have previously been substantially similar to the Program Criteria set forth below.  If the Order is granted, the Bank will continue in the future to sell loan participation interests to third-party financial institutions and the Fund.

The Fund from time to time holds excess cash or cash equivalents.  Currently, this excess cash earns a nominal amount of income for the Fund.  The Fund desires to maximize the income to the Fund by purchasing Loan Participation Interests from the Bank.

B.            Mechanics of the Loan Participation Program

A “Loan Participation Interest” is a short-term, non-recourse loan participation interest sold by the Bank to the Fund that meets the following program criteria (the “Program Criteria”):

-	The underlying loan purchased by the Fund (the “Underlying Loan”) must be a pre-existing single family residential construction loan that will mature within two years or less from the date of the Fund’s purchase of the Loan Participation Interest.
-	The Underlying Loan must be pre-sold or originated to the end user of the residence.
-	The Underlying Loan must not have a loan-to-value ratio greater than 85%.
-	The Underlying Loan must be secured by real property through a first deed of trust.
-	The secured real property must be located in Colorado.
-	The aggregate outstanding balance of the Loan Participation Interests held by the Fund will not exceed 25% of the market value of the Fund as of the date a Loan Participation Interest is purchased by the Fund (including the purchased Loan Participation Interest).
-	The Fund will not purchase more than 90% of the outstanding balance due under any Underlying Loan.
-	The income and expense of the Loan Participation Interest will be shared pro-rata based on ownership of the Underlying Loan between the Bank and the Fund.
-	The Fund will purchase Loan Participation Interests at the then effective interest rate on the Underlying Loan, less ¼% (retained by the Bank) for administration of the Underlying Loan by the Bank (the “Servicing Fee”).

The Servicing Fee charged by the Bank is in connection with administration of the Underlying Loan and management of the credit relationship.  Such administration includes, among other things, communications with the debtor, periodic inspection of the property securing the Underlying Loan, collection and processing of payments of interest and principal from the debtor, and monitoring of construction on the secured property.  The Servicing Fee charged by the Bank, as described in the Program Criteria above, is substantially identical to the fee charged to third party financial institutions that purchase loan participation interests.  However, the Bank may in certain instances charge a different servicing fee to third party financial institutions.

The Investment Committee will perform its own underwriting and review of each Loan Participation Interest prior to advising the Fund to purchase such Loan Participation Interest.  The purchase of a Loan Participation Interest must be approved by 67% of the members of the Investment Committee.  The Adviser will provide a report to the Board of Directors of the Fund detailing the Investment Committee’s underwriting, review, and approval of each Loan Participation Interest that the Adviser is recommending the Fund purchase.

A Required Majority, as defined in Section 57(o)4 (a “Required Majority”), of the Board of Directors of the Fund must approve the purchase of each Loan Participation Interest recommended by the Adviser in accordance with the Conditions.

IV.            Requested Relief

The Applicants request an order of the Commission under Sections 57(c) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in Section IV.D of this Application (the “Conditions”), to allow the Fund to participate in the Loan Participation Program.

The Applicants seek relief to allow the Fund to participate in the Loan Participation Program, which such participation would otherwise be prohibited by Sections 57(a)(1) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Applicants to avoid the practical difficulties of trying to structure, negotiate and enter into transactions while awaiting the granting of the relief requested in individual applications to the Commission with respect to each Loan Participation Interest that the Fund desires to purchase in the future and (ii) enable the Applicants to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.            Section 57(a)(1) and Section 57(c)

1.            Applicable Law

Sections 57(a)(1) of the 1940 Act prohibits any person related to a BDC, in the manner described in Section 57(b), or any affiliated person of that person to sell any security or other property to such BDC or to any company controlled by such BDC (except securities of which the buyer is the issuer, or securities of which the seller is the issuer, and which are part of a general offering to the holders of a class of its securities).  In particular, Section 57(b) provides that Section 57(a)(1) applies to:

-	Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

-	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC; or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company.  Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.5

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4 The term ‘‘required majority’’ is defined in Section 57(o) of the 1940 Act as follows: “when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a business development company’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.”

Section 57(c) provides that the Commission shall grant an application for exemption under Section 57(a)(1) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policies of the BDC concerned, and the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the proposed Loan Participation Program and the Conditions of this Application meet the standards for an order under Section 57(c).

2.            Need for Relief under Section 57(a)(1)

The Loan Participation Program may be prohibited by Section 57(a)(1) without a prior order of the Commission.  The Fund is an affiliated person of the Bank within the meaning of Section 2(a)(3) because the Bank and the Adviser are controlled by Gemini and the Adviser is generally considered to control the Fund.  The purchase by the Fund of a Loan Participation Interest from the Bank could be deemed to violate Section 57(a)(1) as a purchase of a security or other property from a first tier affiliate.
3.            Statement in Support of Requested Relief under Section 57(a)(1)

Applicants submit that the Order requested by this Application providing an exemption under Section 57(a)(1) is justified on the basis that the Loan Participation Program is (a) reasonable and fair and lacks overreaching, (b) is consistent with the policies of the Fund, and (c) is consistent with the general purposes of the 1940 Act.
The Conditions will ensure that the Loan Participation Program is reasonable and fair and does not involve overreaching on the part of any person concerned, by, among other things, (i) setting the price the Fund will purchase a Loan Participation Interest from the Bank similar to past practices and terms which are available to third parties and (ii) requiring approval by a Required Majority of the Board of Directors of the Fund prior to the purchase of a Loan Participation Interest.
Further, participation in the Loan Participation Program is consistent with the Fund’s policies, as recited in the filings made with the Commission, to maximize income and capital appreciation.
Finally, the Loan Participation Program is consistent with the general purposes of the 1940 Act.  Specifically, Section 1(b) provides that investors are harmed when investment companies are managed in the interest of affiliated persons rather than in the interest of the company’s security holders.  Here, however, the Conditions of this Application and the Program Criteria are set to protect investors from the abuses contemplated by Section 1(b).

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5 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

B.            Section 57(i), Rule 17d-1 and Section 57(a)(4)

1.            Applicable Law

Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act (see the discussion above of Section 57(b) and Section 2(a)(3)(c)) from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission.  Section 57(i) of the 1940 Act states that the rules and regulations of the Commission under Sections 17(a) and 17(d) of the 1940 Act applicable to registered investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application.  In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders.  The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq.  The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d):  “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 961341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application will ensure that the conflicts of interest that Section 57(a)(4) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

2.            Need for Relief under Section 57(a)(4)

The Loan Participation Program may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission.  The Fund is an affiliated person of the Bank within the meaning of Section 2(a)(3) because the Bank and the Adviser are controlled by Gemini and the Adviser is generally considered to control the Fund.  The Loan Participation Program may be considered a “joint enterprise or other joint arrangement or profit-sharing plan” such that the participation of the Fund could be deemed to violate Section 57(a)(4) and Rule 17d-1.

3.            Statement in Support of Requested Relief under Section 57(a)(4)

Applicants submit that exemption under Section 57(a)(4) to allow the Fund to participate in the Loan Participation Program described by this Application is justified on the basis of (a) the potential benefits to the Fund and its shareholders and (b) the protections found in the Conditions set forth in this Application.

a)            Potential Benefits

In the absence of the relief sought hereby, the Fund would be limited in its ability to participate in attractive and appropriate investment opportunities that would allow the Fund to maximize income on certain cash that the Fund may from time to time hold and which would earn only nominal income otherwise.  Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the1940 Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.

The Fund from time to time holds excess cash or cash equivalents.  This excess cash is currently earning a nominal amount of income for the Fund.  The Fund’s participation in the Loan Participation Program would allow the Fund to maximize the income to the Fund by purchasing high quality secured debt securities.  The Fund would be unable to participate in the Loan Participation Program if it would be subject to the delay that would typically be associated with obtaining single transaction exemptive relief from the Commission for the purchase of a Loan Participation Interest because a Loan Participation Interest is a short term obligation.

The Board of Directors of the Fund, including the Non-Interested Directors has determined it is in the best interest of the Fund to participate in the Loan Participation Program and that the general terms and Conditions of the proposed Order and the Program Criteria are fair to the Fund and its shareholders.

b)            Protection Provided by Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section IV.D of this Application, will ensure the protection of shareholders of the Fund and compliance with the purposes and policies of the 1940 Act with respect to the Loan Participation Program.  In particular, the Conditions, as outlined below, will ensure that the Fund will purchase Loan Participations that are appropriate to the interests of shareholders and the investment needs and abilities of the Fund.  Specifically, the Conditions incorporate the following critical protections:  (i) the Servicing Fee paid to the Bank is set at ¼% for administration of the Underlying Loan by the Bank; (ii) underwriting, review, and approval will be done by the Investment Committee; (iii) approval will be obtained from a Required Majority of the Board of Directors of the Fund; and (iv) the Fund is required to retain and maintain certain records.

In summary, the Applicants believe that the proposed Conditions would ensure that the Loan Participation Program does not treat the Fund in a manner that is different from, or less advantageous, than that of any other participants in the Loan Participation Program.  As a result, the Applicants believe that the participation of the Fund and the Bank in Loan Participation Program done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act.

C.            Request for Relief

For the foregoing reasons, the Applicants request that the Commission enter an Order under Section 57(c) and Section 57(i) of the1940 Act and Rule 17d–1 under the 1940 Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

D.            Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions.

1.  Identification and Referral of Potential Loan Participation Interest.  The Adviser and the Investment Committee will make an independent determination of the appropriateness of the investment for the Fund in light of the Fund’s then-current circumstances.

2.  Approval and Review by the Investment Committee.  The purchase of each Loan Participation Interest must be approved by 67% of the members of the Investment Committee.  The Investment Committee will conduct its own review and underwriting of each Loan Participation Interest.

3.  Board Approval of Loan Participation Interests.  The Fund will only purchase a Loan Participation Interest from the Bank if a Required Majority of the Board of Directors of the Fund approves the purchase of the Loan Participation Interest and concludes: (i) the terms of the Loan Participation Interest, including the consideration to be paid or received, are reasonable and fair to the shareholders of the Fund and do not involve overreaching by the Bank in respect of the Fund or its shareholders; (ii) the proposed Loan Participation Interest is consistent with the interests of the shareholders of the Fund; and (iii) the proposed Loan Participation Interest is consistent with the Program Criteria and the policies of the Fund as recited in filings made by the Fund with the Commission.

4.  Right to Decline.  The Fund has the right to decline to participate in any Loan Participation Interest offered to it or to invest less than the amount offered by the Bank.

5.  The Loan Participation must meet the Program Criteria.  The Fund will only purchase a Loan Participation Interest that meets the Program Criteria set forth in Section III.B above.

6.  Maintenance of Records.  The Fund will maintain the records required by Section 57(f)(3) of the 1940 Act, including a description in the minutes of the Board of Directors of the Fund of each Loan Participation Interest, the findings of the Board of Directors of the Fund, the information and materials upon which their findings were based, and the basis thereof.

V.            Procedural Matters

A.            Communication

Please address all communications concerning this Application and the Notice and Order to:

Randall Rush, Chief Financial Officer
Integrity Capital Income Fund, Inc.
13540 Meadowgrass Drive - Suite 100
Colorado Springs, CO  80921
Telephone:  719-955-4801

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Theresa M. Mehringer, Esq.
Burns, Figa & Will P.c.
6400 S. Fiddler’s Green Circle - Suite 1000
Greenwood Village, CO  80111
Telephone:  303-796-2626

B.            Authorization
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with, and the undersigned is fully authorized to do so, and has duly executed this Application as of this 29th day of June, 2016.

INTEGRITY CAPITAL INCOME FUND, INC.

By: /s/ Randall Rush___________________________
     Randall Rush, Chief Financial Officer

INTEGRITY TRUST COMPANY, LLC

By: /s/ Eric Davis______________________________
     Eric Davis, President

INTEGRITY BANK & TRUST

By: /s/ James Wyss____________________________
     James Wyss, President